UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-42254

Rezolve AI Limited

(Translation of registrant’s name into English)

3rd Floor, 80 New Bond Street

London, W1S 1SB

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed, Rezolve AI Limited (the "Company"), undertook to re-register as a public limited company in the United Kingdom on or before January 9, 2025. On January 9, 2025, the Company and DTC agreed to extend the date by which Rezolve is to re-register as a public limited company to March 31, 2025. In the event that the Company does not meet the conditions required to be satisfied for re-registration by March 31, 2025, then the company will remain a private limited liability company, which could impact the eligibility of our shares for DTC and limit the range of investors from whom new investment may be sought by the Company until such re-registration occurs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 13, 2025

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman